UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 27, 2012

Commission File Number : 000-30354

CITY TELECOM (H.K.) LIMITED

(Translation of registrant’s name into English)

Level 39

Tower I, Metroplaza

No. 223 Hing Fong Road

Kwai Chung

New Territories

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:     ☒  Form 20-F  ☐    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

City Telecom (H.K.) Limited (the “Company”) is furnishing under cover of Form 6-K the Interim Report for the six months ended February 29, 2012.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CITY TELECOM (H.K.) LIMITED

By:	/s/ Lai Ni Quiaque
	Name:	Lai Ni Quiaque
	Title:	Executive Director, Chief Financial Officer and Company Secretary

Dated: April 27, 2012

TEN BROTHERS UNITED STRENGTH Ada, Corporate Sales Biu, Service Technician G.K., Information Gabriel, Technology News Editor June, Talent Management Jonny, Adrian, Telemarketing Finance Kellog, Ulysses, Quality Assurance Area Service Thomas, Free TV INTERIM REPORT 2012

{Thousand Miles Eyes}
Capable of seeing miles away with his binocular eyes.



Ten Brothers

is a Chinese legend developed around the Ming Dynasty 1,368-1,644. It revolves ten brothers with different supernatural talents. When faced with a Big Hairy Audacious challenge, the ten brothers discovered that by fighting in unity they are far more powerful than fighting as individuals, despite each have special individual talents.

All illustrations in this report were featured by our 74 Talents, out of our around 3,000 Talent force, with each Talent accentuated by their professional specialty.

{Big Mouth Nine}
Has a huge mouth that can blow wind and shout loudly.



{Distant Hearing}
Capable of hearing miles away.





{Long Legs Seven}
Can grow in height and has super speed.

{Digging Eight}
Capable of tunneling underground.



{Strong Three}
Has herculean strength.

{Flying Five}
Capable of flying.
{Crying Ten}
Can cry a river, heal any sicknesses if he cries on people.
{Iron Head Six}
Has a solid impenetrable head and the smartest.



Contents

Corporation Information 02
Chairman's Statement 03
Management's Discussion and Analysis 04
Talent Engagement Supplement 08
Unaudited Consolidated Income Statement 14
Unaudited Consolidated Statement of Comprehensive Income 15
Unaudited Consolidated Balance Sheet 16
Unaudited Consolidated Statement of Changes in Equity 18
Unaudited Condensed Consolidated Cash Flow Statement 19
Notes to Unaudited Interim Financial Report 20
Other Information 35

Established in 1992, City Telecom (H.K.) Limited (HKEX: 1137, NASDAQ : CTEL) is a fast growing and innovative provider of residential and corporate fixed telecommunications network and international telecommunications services in Hong Kong. Its wholly-owned subsidiary, Hong Kong Broadband Network Limited, is a major fixed telecommunications network services operator, providing broadband Internet access up to 1Gbps, telephony, IPTV and corporate data services with its self-built fibre network. In addition to the headquarter operations in Hong Kong, the Group also has branch offices in Canada and Guangzhou, China.

The Group strives to expand its foothold to the TV industry. Since 2011, Hong Kong Media Production Company Limited has been aggressive in forming the dream team of artistes, production and creative Talents. In August 2011, the Government granted a parcel of land in Tseung Kwan O to build its TV & Multimedia Production Centre. With not less than 400,000 sq. ft. gross floor area, the Centre will be equipped with the largest studio in Asia with an area of 18,000 square ft. and post-production suite equips with 3D and Super High-definition production facilities. The production centre is expected to go into full operation in early 2014.



{Stretchy Four}
bility to stretch
and is invincible.

Corporate Information Financial Calendar Announcement of Interim Results 20 April 2012 Ex-dividend date for Interim Dividend 14 May 2012 Closure of Register of Members 16 to 18 May 2012 (both days inclusive) Record date for Interim Dividend 18 May 2012 Dispatch of Interim Dividend Warrants (on or around) 31 May 2012 Listing City Telecom (H.K.) Limited’s shares are listed under the stock code “1137” on The Stock Exchange of Hong Kong Limited and in the form of American Depositary Receipts (each representing 20 ordinary shares of the Company) on the Nasdaq Stock Market in U.S. under the ticker symbol “CTEL”. Executive Directors Mr. WONG Wai Kay, Ricky 3 (Chairman) Mr. CHEUNG Chi Kin, Paul 3 (Vice Chairman) Mr. YEUNG Chu Kwong, William 3 (Chief Executive Officer) Mr. LAI Ni Quiaque 3, 7 (Chief Financial Officer and Head of Talent Engagement) Non-executive Director Dr. CHENG Mo Chi, Moses 5, 7 Independent Non-executive Directors Mr. LEE Hon Ying, John1, 5, 6 Dr. CHAN Kin Man2, 5, 7 Mr. PEH Jefferson Tun Lu2, 4, 7 1 Chairman of Audit Committee 2 Members of Audit Committee 3 Member of Executive Committee 4 Chairman of Nomination Committee 5 Members of Nomination Committee 6 Chairman of Remuneration Committee 7 Members of Remuneration Committee Company Secretary Mr. LAI Ni Quiaque Authorised Representatives Mr. WONG Wai Kay, Ricky Mr. CHEUNG Chi Kin, Paul Registered Office Level 39, Tower 1, Metroplaza 223 Hing Fong Road Kwai Chung, New Territories, Hong Kong Legal Adviser to the Company as to U.S. and Hong Kong Laws Jones Day 29th Floor, Edinburgh Tower The Landmark 15 Queen’s Road Central Hong Kong Auditors KPMG Certified Public Accountants 8th Floor, Prince’s Building 10 Chater Road Central, Hong Kong Share Registrar Computershare Hong Kong Investor Services Limited 46th Floor, Hopewell Centre 183 Queen’s Road East, Wanchai Hong Kong American Depositary Bank The Bank of New York Mellon Corporation 101 Barclay Street, 22nd Floor New York, NY 10286 USA Principal Bankers Citibank, N.A. DBS Bank Ltd., Hong Kong Branch The Hongkong and Shanghai Banking Corporation Limited Website www.ctigroup.com.hk

Chairman’s Statement Dear Fellow Shareholders, City Telecom has entered into agreement to sell Hong Kong Broadband Network Limited and all telecom businesses to CVC Capital Partners, a global private equity firm. This proposal is still subject to the shareholders’ approval. I understand that you may be surprised or wondering why the Board had made this decision. I must emphasize that this decision will bring about the best arrangements to both the sold HKBN telecom business and the remaining City Telecom multimedia & TV businesses, in terms of the future investment, business operation, the interest of our Talents and shareholders. CTI transformed from being an asset light IDD service provider to an asset heavy facility based optical fiber infrastructure operator 12 years ago. Some people might think both IDD and optical fiber are businesses of similar nature, as both are covered under telecommunications umbrella. In fact, they are totally unrelated. Our success in HKBN is mainly because of “we saw the great business opportunity and despite not knowing what to do initially, we overcame challenges as they arised”. In 1992, when no people see the loop hole of Hong Kong telecom regulation, we did. We brought in the call-back technology to Hong Kong. We offered cheaper IDD call to consumers with great success. In the mid to late 1990s, when we foresaw IDD business would be replaced by Voice over IP in the long run, we started to search our next move, and hence formed HKBN. In 2000, when many international carriers still “talked” about Fibre To The Home (FTTH), we had started to build the next generation network. 12 years ago, almost all Hong Kong telecom operators and even the regulator thought it is impossible to rebuild a brand new fiber network. We tried all new and crazy installation methods, until we eventually found ways to make it work. We succeeded. But, we also see the geographical limitation of the business growth of HKBN which is constrained to Hong Kong. In 2012, we saw the liberalization and growing demand of China content industry. We see the degradation of Hong Kong content production even though we have many great talents in this city. We see a lot of profit and far less competition in free TV industry than telecommunications. Without any traditional content production and aged viewer burdens, we target to create a totally new experience to people sitting in front of the TV. The success will not be limited in this small city, but only by our faith and ability to execute. Wong Wai Kay, Ricky Chairman Hong Kong, 20 April 2012 City Telecom (H.K.) Limited Interim Report 2012 03

Management’s Discussion and Analysis Business Review During the six months ended 29 February 2012, we continue to build on the pricing stability what we initiated in FY2011. During the period, we raised weighted exit acquisition and contract renewal ARPU for the broadband services to HK$146/ month in February 2012, up from HK$139/month in August 2011 and delivered 27,000 net additions versus 25,000 net additions for the same period last year. The ARPU enhancement plus subscriber growth drove the following: 1. The Group’s turnover increased by 11.2% year-on-year to HK$918.3 million. Revenue growth driven an increase in FTNS business’s turnover by 13.9% to HK$828.0 million, which more than offset the decline in IDD of 8.5% year-on-year to HK$90.3 million. FTNS’s turnover dominated 90.2% of the Group’s turnover in 29 February 2012 (88.0% in 28 February 2011). 2. EBITDA declined 6.8% to HK$281.2 million due to multimedia business start-up losses. Excluding multimedia business start-up losses of HK$20.8 million, Telecoms EBITDA was HK$302.0 million which is essentially flat versus same period last year. 3. Flat Dividend Per Share to HK15 cents. In line with guidance issued last year, we have declared interim dividend per ordinary share of HK15 cents. Fixed Telecommunications Network Services On broadband services, we achieved 27,000 net additions to 617,000 subscriptions despite of ARPU increase during the period. Given the matured household penetration, the scope for additional growth is limited, which means our growth prospect will be dependent on raising ARPU and gradual gains in market share. On local telephony, we achieved 19,000 net additions to 495,000 subscriptions by taking market share in an already matured sector. We gained market share by offering attractive bundling with our core broadband service and also up-selling voice services to broadband customers who did not subscribe to the bundle plans on initial subscription. On IP-TV, we achieved 14,000 net additions to 195,000 subscriptions. In respect of IP-TV content, we intentionally do not focus on sports, as we consider this to be high revenue but low profit segment. For exclusive sports, the content providers enjoy an effective “monopoly” for their unique content, which means they are better positioned to capture the majority of the value chain from the market. Instead, for our IP-TV, we focus on offering value and on movies on demand, which helps us to position our service as a complimentary add-on service to our broadband offering. International Telecommunications Services During the six months ended 29 February 2012, IDD service revenue was down 8.5% to HK$90.3 million, with IDD traffic volume falling by 4.9% year-on-year to 195.9 million minutes. This segment continues to face intensive competition from traditional IDD service as well as other VoIP calling options, many of whom are offer free of charge on PC to PC platforms. On IDD service our strategy is to focus on cash flow and profitability rather than market share. Liquidity and Capital Resources As of 29 February 2012, the Group had total cash at bank and in hand amounting to HK$248.1 million (31 August 2011: HK$409.0 million) and outstanding borrowing of HK$8.2 million (31 August 2011: HK$1.2 million), which led to a net cash position of HK$239.9 million (31 August 2011: HK$407.8 million). As of 29 February 2012, the Group has utilised HK$7.7 million banking facilities mainly for providing bank guarantees to suppliers and to utility vendors in lieu of utility deposits (31 August 2011: HK$6.9 million), leaving HK$410.8 million available for future utilisation. The decrease in total cash and cash equivalents in FY2012 was mainly due to the payment of FY2011 final dividend of HK$116.0 million and the start up investment for the new multimedia business.

Management's Discussion and Analysis

As of 29 February 2012, we had long-term liability mainly of obligation under finance lease which amounted to HK$0.2 million (31 August 2011: Our long-term liability consists mainly of obligation under finance lease which amounted to HK$0.3 million). Our total cash and cash equivalents consisted of cash at bank and in hand and term deposits. There is no pledged bank deposit as at 29 February 2012 and 31 August 2011.

The debt maturity profiles of the Group as of 29 February 2012 and 31 August 2011 were as follows:

	At 29 February 2012 HK$'000	At 31 August 2011 HK$'000
Repayable within one year	7,968	950
Repayable in the second year	108	105
Repayable in the third to fifth year	129	183
Total	8,205	1,238

As of 29 February 2012, our outstanding borrowings bear fixed or floating interest rate and are all denominated in Hong Kong dollars. As the Group was in net cash position as of 29 February 2012 and 31 August 2011, no gearing ratio is presented.

As of 29 February 2012, we spent HK$226.8 million on capital expenditure including HK$26.3 million for multimedia business (28 February 2011: HK$ nil) versus HK$175.3 million as of 28 February 2011.

During the six months period, the Group has generated an adjusted free cash flow of HK$55.1 million, which is defined as EBITDA less capital expenditure and less net finance costs (28 February 2011: HK$127.9 million).

Our capital expenditure outlook for FY2012 is expected to be about HK$320 million to HK$350 million for core telecom business. Overall, the Group's financial position remains sound for continuous business and network expansion.

Charge on Group Assets

As of 29 February 2012 and 31 August 2011, no deposit was pledged by the Group to secure its banking facilities.

Exchange Rates

Almost all of the Group's monetary assets and liabilities are primarily denominated in either Hong Kong dollars or United States dollars. Given the exchange rate of the Hong Kong dollar to the United States dollar has remained close to the current pegged rate of HKD7.80 = USD1.00 since 1983, management does not expect significant foreign exchange gains or losses between the two currencies.

The Group is also exposed to a certain amount of foreign exchange risk based on fluctuations between the Hong Kong dollars and the Renminbi arising from its operation in the People's Republic of China. In order to limit this foreign currency risk exposure, the Group maintained Renminbi cash balance that approximates two to three months' of operating Renminbi cash flows requirements.

Contingent Liabilities

As of 29 February 2012, the Group had total contingent liabilities in respect of guarantees provided to suppliers of HK$2.1 million (31 August 2011: HK$1.3 million) and to utility vendors in lieu of payment of utility deposits of HK$5.6 million (31 August 2011: HK$5.6 million).

Save as disclosed above, there are no material contingent liabilities or off-balance-sheet obligations.

City Telecom (H.K.) Limited Interim Report 2012 05

Management’s Discussion and Analysis Recent Development and Prospects On 11 April 2012, the Group issued a public announcement “Very Substantial Disposal and Resumption of Trading” which outlines its intended disposal of the Group’s entire telecom business. For the full announcement, please refer to http://www.hkexnews.hk/listedco/listconews/sehk/2012/0411/LTN20120411008.pdf. This proposed disposal, which is conditional upon the shareholders’ approval, represents a proposal for the Group to exit its telecommunications related businesses in Hong Kong and Canada and to enable the Group to focus on its multimedia production and contents distribution business, including but not limited to the offer of free TV programming, multimedia and drama productions, contents distribution and other related services (“Multimedia Business”) which the Group started in 2003 when HKBN launched its IP-TV (now bbTV) services. If the above transaction is completed, it will materially change the focus of the business nature of the Group to the Multimedia Business. A circular containing, among other things, further details of the disposal and a notice convening an extraordinary general meeting to approve the disposal is expected to be despatched to the shareholders of the Group on or before 2 May 2012 in accordance with the Listing Rules. After the disposal, the principal focus of the Group will be its Multimedia Business. This includes the production, sales and distribution of Cantonese TV drama series, news programs (including its current bbTV news production) and other TV content. It will also include the offering of free TV programming services in Hong Kong. The Group submitted an application to the Hong Kong Broadcasting Authority to obtain a domestic free television programme service licence in Hong Kong in December 2009. As part of the application, the Group has also submitted a detailed business plan for the 6 year period following grant of the licence, which contains the Group’s plan for the rolling out of (i) 3 self-produced channels, namely an integrated Cantonese channel, an integrated English channel, and a “round-the-clock” news channel; and (ii) 27 “world-class” partnership and turn-around channels. Whilst as of the date of this report, the grant of such licence is still pending, from the publicly available source, the Group understands that the Hong Kong Broadcasting Authority has recommended to the Chief Executive in Council that the Group and two other applicants be granted domestic free television programme service licences. Based on this, the Group believes that the risk of not being able to obtain the license is not high. The Group intends to make use of this free TV licence to distribute its self-produced drama and other content, as well as other international programs and content to the Hong Kong mass market. The domestic free television programme service is one of the Group’s distribution channels. The Group’s self-produced drama and other content can also be broadcasted and distributed through many other channels both domestically and internationally, including via other TV stations, independent programme service providers, satellites and the Internet. Since February 2012 the Group has started building a world-class multimedia production and distribution centre (“Multimedia Centre”) on land granted by Hong Kong Science and Technology Parks Corporation at Tseung Kwan O Industrial Estate. The maximum gross floor area permitted for the Multimedia Centre is 500,000 square feet and the Group has committed to build a minimum of 320,500 square feet. Currently, the Group expects a total planned gross floor area of not less than 400,000 square feet for the Multimedia Centre housing (i) a number of studios, including a large 18,000 square feet studio, (ii) an exhibition centre for educational purposes, and (iii) a post-production suite with facilities and equipment to support super-high definition and 3D production. Invitations for tenders in respect of the main construction works for the Multimedia Centre are currently planned for May or June 2012 and the Multimedia Centre is expected to be fully operational in April 2014. The Multimedia Centre will be used by the Group as a focal point to produce drama series and a variety of television, Internet and other multimedia content. Depending on its final gross floor area, the Multimedia Centre is expected to cost not less than HK$800.0 million to build.

Management’s Discussion and Analysis Recently, the Group also embarked on a large-scale recruitment exercise to acquire and establish a large pool of production crew and talent artistes (of which over 250 have already started and another 170 will start in the near future). The Group estimates the projected cost in relation to remuneration of these production crew and talent artistes for the 2 years ending 31 August 2014 to be HK$110.3 million and HK$97.0 million respectively based on their existing contracts. The Group will continue to recruit more production crew and talent artistes in the foreseeable future. At present, the Group has completed screen scripts for 1 TV drama series with 9 others in progress, awaiting commencement of production (ranging from 10–30 hours per series). The Group expects to commence production of its first three TV drama series in April or May 2012. The Group intends to produce approximately 260 hours of TV drama series in 2012. Based on the Group’s current plans, the Multimedia Business is expected to generate revenue from 2013 onwards which will primarily comprise of advertising fees (assuming the Group is able to start broadcasting over its free TV channels or through alternative means) and licensing fees. City Telecom (H.K.) Limited Interim Report 2012 07

Talent Engagement Supplement To prepare for the Domestic Free TV Service License and nurture our pipeline of professional Talents in the TV Industry, CTI Group TV Division aggressively launched a series of unprecedented campus career talks and on-site interviews at 11 tertiary institutions in February and March 2012. Our Chairman, Mr. Ricky Wong, chaired the career talks and also the on-site casting for the positions of Artiste, Anchor, Master of Ceremonies, Creative Trainee & Production Trainee. Ricky cherry-picked the best candidates and made on the spot career offers that includes 4–6 months on-the-job training by seasoned Creative Directors, Executive Producer and professional trainers. The Group received over 4,000 online applications from the general public and interviewed over 500 candidates at tertiary institutions. Around 2,000 students packed our career talks and over 400 students visited our career booths. Through this grass roots development, we aim to elevate the quality of Hong Kong produced dramas to unseen standards, delivering a higher quality alternative for Hong Kong’s TV audience. Schedule of Career Talk & On-site Interview Date Institution February 21 Hong Kong Shue Yan University February 22 Hong Kong Baptist University February 29 The Chinese University of Hong Kong March 5 City University of Hong Kong March 9 The Hong Kong University of Science and Technology March 13 Hong Kong Design Institute & IVE Lee Wai Lee Campus March 14 The University of Hong Kong March 16 The Hong Kong Polytechnic University March 20 Hong Kong Institute of Vocational Education (Chai Wan) March 23 Hong Kong Institute of Vocational Education (Sha Tin) March 29 Hong Kong Academy of Performing Arts Career talk at HKU, HKBU & HKSYU. Career Fair at HKU, HKUST & PolyU.

Talent Engagement Supplement Strive for the Best – Won honourable HKRMA 2011 Service and Courtesy Award The Group values excellent customer service and commits to provide a lot of learning and development opportunities to our frontline Talents on service enhancement. Year 2011, Hong Kong Broadband Network won The Service & Courtesy Award – Telecommunications Category (Supervisory level) organized by Hong Kong Retail Management Association (HKRMA) amid fierce competition. This Award is highly respected as the Oscars of retail trade in Hong Kong. Sarah Au, Shop Manager from Customer Relations, won the honourable Service & Courtesy Award! One and only one winner of each category could reach the final destination. This year, a total of 787 participants with 135 brands joined the service competition. Besides the top winner, Chris Lau, Senior Shop Executive from Customer Relations, was awarded the top 10% “Outstanding Service Award”. The two wins were a sound recognition to Hong Kong Broadband Network’s excellent customer service. Hong Kong Broadband Network commits to serve customers in a remarkable way and lead the industry on excellent service. The award-winning preparation process helped developing our frontline Talents’ service mindset, sharpening their presentation skills and enhancing their Sarah Au, Shop Manager, won the honourable awareness on current affairs, which all contributed to the overall Talent Service & Courtesy Award. development. City Telecom (H.K.) Limited Interim Report 2012 09

Talent Engagement Supplement Paint Our Dreams – Experiential Trip to Cambodia “The future belongs to those who believe in the beauty of their dreams.” Eleanor Roosevelt, American United Nations Diplomat and First Lady, wife of Franklin D. Roosevelt, 32nd US president In November and December 2011, CTI Group organized an experiential trip for 94 Talents – from Hong Kong and Guangzhou, to Cambodia. In addition to build a close bonding between Talents across different levels and different geographic locations, our purpose is to understand more on love and caring, to understand more on the rich and the poor in this world, so as to love their lives, to treasure what they have and to live passionately. All of us had a great time when having different activities with the children in Cambodia. A professional art therapist was engaged to teach participants to express their inner self through drawing and demonstrate the power of drawing in children development. Our Non-executive Director, Mr. John Lee, who has abundant experience in servicing, conducted a sharing session to the participants to assess their balance of career and life in daily hustle and bustle. Participants learnt historical and cultural background of Cambodia and had fun and made friends with children in different NGOs – Cambodian Children’s Fund, Happy Tree and Siem Reap Catholic Church. Through different interactive activities with the children, our Talents understood the beauty of dreams amongst Cambodian children, made their own reflections in lives, careers and families and subsequently, positioned their personal values and created their future. We made new friends in Cambodia. “One-hour Silence” let us reflect our personal DREAMS via drawing – no matter in lives, careers or families. 10

Talent Engagement Supplement We concern our Talent’s health and encourage work life balance by providing variety of activities. Health = Happiness We believe good health can make our Talents feel joyful. The Group always brings different kinds of healthy surprises to our Talents. We receive positive feedback from our monthly “Fruit Day”. We provide different fruits including dragon fruit, apple, plum, pear and banana…etc to our Talents on a monthly basis. Visitors also enjoy this pleasant surprise together with us. Christmas Celebration with 1,600 Talents Christmas party is our HIT program every year which all Talents are eager to join. Not just a celebration party, we also show our recognition to those Talents who pay effort to the company during the years. In that night, over 150 Talents were presented the “Outstanding Performance Award” and “Long-service Award”. Stepping into 2012, we are proud of having Talents who have been serving the company for 20 years. Heart + Hardworking = Donations Under the launch of Mentorship program, 34 Talents successfully became the mentors in the coming 3-years for teenagers aged between 11–16 by communicating closely and sharing experience with the mentees to enhance their intelligence and thinking mind. To strengthen the operation of the program, some Talents initiated a donation activity –“Run for the Mentees” and successfully raised over $270,000 within two months. A joyful Christmas Party. Talents completed the “Run for the Mentees” challenge. City Telecom (H.K.) Limited Interim Report 2012 11

Talent Engagement Supplement CTI Guangzhou 10th Anniversary Celebration CTI Guangzhou Customer Services Co. Ltd. ( ) is one of the wholly owned subsidiaries of City Telecom to provide administrative support services in Guangzhou, China. By deploying the advanced call centre solution, we have set up our own call centre in Guangzhou to provide premium service to our customers in Hong Kong since 2002. Currently, we have over 1,500 Talents at 3 different prime commercial buildings in Guangzhou. In April 2012, we welcomed our 10-year anniversary of operation. In the past decade, we built up a mature and stable call center which provides high quality of customer service to our customers. Today, the company celebrates a successful decade of operation.

Talent Engagement Supplement CTI GZ kick-off of Corporate Social Responsibility (Volunteer Activities) In accordance with the Group’s Social Responsibility, we carried out our first volunteer activity in last July. We partnered with Guangzhou Volunteers’ Union and organized a joyous birthday party at Guangzhou City Child Welfare Council to their children whose birthday in July. Carried on the first event’s successful experience, we organized a visit to a primary school in poor area in ZengCheng City, we presented them some books and stationery which we collected from our Talents before the visit. Most of our Talents are young generation, we hope they could broaden their knowledge and awareness to the society, and gained satisfaction and appreciation in return for their volunteering. Apart from aiming to help the children through these activities and bring them laughters, we hope our Talents can relieve their own pressure from daily work and lives. Birthday party at Guangzhou City Child Welfare Council in Visit to a primary school at ZengCheng City in March 2012. July 2011. City Telecom (H.K.) Limited Interim Report 2012 13

Unaudited Consolidated Income Statement For the six months ended 29 February 2012 (Expressed in Hong Kong dollars) Six months ended 29 February 28 February 2012 2011 Note HK$’000 HK$’000 Turnover 3 918,294 825,906 Network costs and costs of sales 4 (167,189) (103,781) Other operating expenses (591,335) (527,911) Other income, net 5 3,307 3,210 Finance costs, net 6(a) (1,478) 247 Profit before taxation 6 161,599 197,671 Income tax expense 8 (26,922) (30,059) Profit for the period 134,677 167,612 Attributable to: Equity shareholders of the Company 135,468 167,612 Non-controlling interest (791) – Profit for the period 134,677 167,612 Basic earnings per share 10 HK17.5 cents HK21.9 cents Diluted earnings per share 10 HK17.1 cents HK21.1 cents The notes on pages 20 to 34 form part of this interim financial report. 14

Unaudited Consolidated Statement of Comprehensive Income For the six months ended 29 February 2012 (Expressed in Hong Kong dollars) Six months ended 29 February 28 February 2012 2011 HK$’000 HK$’000 Profit for the period 134,677 167,612 Other comprehensive income Exchange difference on translation of financial statements of overseas subsidiaries 606 1,564 Total comprehensive income for the period 135,283 169,176 Attributable to: Equity shareholders of the Company 136,074 169,176 Non-controlling interest (791) – Total comprehensive income for the period 135,283 169,176 The notes on pages 20 to 34 form part of this interim financial report. City Telecom (H.K.) Limited Interim Report 2012 15

Unaudited Consolidated Balance Sheet As at 29 February 2012 (Expressed in Hong Kong dollars) At At 29 February 31 August 2012 2011 Note HK$’000 HK$’000 Non-current assets Goodwill 1,066 1,066 Intangible asset 2,450 –Fixed assets 11 1,734,054 1,642,701 Long-term receivable and prepayment 7,595 4,101 Deferred expenditure 3,487 15,323 Deferred tax assets 16 3,395 – 1,752,047 1,663,191 Current assets Inventories 25,718 –Accounts receivable 12 64,439 71,999 Other receivables, deposits and prepayments 127,592 90,984 Deferred expenditure 42,871 29,312 Cash at bank and in hand 248,077 408,976 508,697 601,271 Current liabilities Bank overdrafts – unsecured 7,866 845 Accounts payable 13 20,420 17,419 Other payables and accrued charges 154,757 209,585 Deposits received 28,881 26,969 Current portion – deferred services revenue 73,306 85,895 Tax payable 2,456 2,281 Current portion – obligations under finance leases 14 102 105 287,788 343,099 Net current assets 220,909 258,172 Total assets less current liabilities 1,972,956 1,921,363 16

Unaudited Consolidated Balance Sheet (continued) As at 29 February 2012 (Expressed in Hong Kong dollars) At At 29 February 31 August 2012 2011 Note HK$’000 HK$’000 Non-current liabilities Deferred tax liabilities 16 139,171 111,138 Long-term deferred services revenue 277 992 Derivative financial instrument 15 10,731 11,564 Obligations under finance leases 14 237 288 150,416 123,982 NET ASSETS 1,822,540 1,797,381 CAPITAL AND RESERVES Share capital 17 77,308 77,191 Reserves 1,743,573 1,720,190 Total equity attributable to equity shareholders of the Company 1,820,881 1,797,381 Non-controlling interest 1,659 – TOTAL EQUITY 1,822,540 1,797,381 The notes on pages 20 to 34 form part of this interim financial report. City Telecom (H.K.) Limited Interim Report 2012 17

Unaudited Consolidated Statement of Changes in Equity

For the six months ended 29 February 2012
(Expressed in Hong Kong dollars)

		Attributable to equity shareholders of the Company								
	Note	Share capital HK$'000	Share premium HK$'000	Capital reserve HK$'000	Capital redemption reserve HK$'000	Retained profits HK$'000	Exchange reserve HK$'000	Total HK$'000	Non-controlling interest HK$'000	Total equity HK$'000
At 1 September 2011	17	77,191	1,083,495	23,759	7	607,783	5,146	1,797,381	-	1,797,381
Changes in equity for the period:										
Profit/(loss) for the period		-	-	-	-	135,468	-	135,468	(791)	134,677
Other comprehensive income		-	-	-	-	-	606	606	-	606
Total comprehensive income for the period		-	-	-	-	135,468	606	136,074	(791)	135,283
Dividend paid in respect of previous year	9(b)	-	-	-	-	(115,901)	-	(115,901)	-	(115,901)
Shares issued upon exercise of share options	17	117	2,252	(669)	-	-	-	1,700	-	1,700
Equity settled share-based transactions		-	-	1,627	-	-	-	1,627	-	1,627
Acquisition of a non-wholly-owned subsidiary		-	-	-	-	-	-	-	2,450	2,450
At 29 February 2012		77,308	1,085,747	24,717	7	627,350	5,752	1,820,881	1,659	1,822,540
At 1 September 2010		76,500	1,074,997	21,064	7	513,208	2,763	1,688,539	-	1,688,539
Changes in equity for the period:										
Profit for the period		-	-	-	-	167,612	-	167,612	-	167,612
Other comprehensive income		-	-	-	-	-	1,564	1,564	-	1,564
Total comprehensive income for the period		-	-	-	-	167,612	1,564	169,176	-	169,176
Dividend paid in respect of previous year	9(b)	-	-	-	-	(103,735)	-	(103,735)	-	(103,735)
Shares issued upon exercise of share options		351	4,418	(1,495)	-	-	-	3,274	-	3,274
Equity settled share-based transactions		-	-	2,362	-	-	-	2,362	-	2,362
At 28 February 2011		76,851	1,079,415	21,931	7	577,085	4,327	1,759,616	-	1,759,616

The notes on pages 20 to 34 form part of this interim financial report.

18

Unaudited Condensed Consolidated Cash Flow Statement For the six months ended 29 February 2012 (Expressed in Hong Kong dollars) Six months ended 29 February 28 February 2012 2011 HK$’000 HK$’000 Net cash inflow from operating activities 176,758 155,432 Net cash outflow from investing activities (229,581) (150,975) Net cash outflow from financing activities (116,499) (111,524) Decrease in cash and cash equivalent (169,322) (107,067) Cash and cash equivalent at 1 September 408,131 578,175 Effect of foreign exchange rate changes 1,402 786 Cash and cash equivalent at 29/28 February 240,211 471,894 Analysis of the balances of cash and cash equivalents Cash at bank and in hand 248,077 476,855 Bank overdraft – unsecured (7,866) (4,961) 240,211 471,894 The notes on pages 20 to 34 form part of this interim financial report. City Telecom (H.K.) Limited Interim Report 2012 19

Notes to Unaudited Interim Financial Report (Expressed in Hong Kong dollars) 1 Basis of Preparation and Accounting Policies This unaudited interim financial report has been prepared in accordance with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”); and complies with International Accounting Standard (“IAS”) 34, “Interim financial reporting”, issued by the International Accounting Standards Board (the “IASB”) and Hong Kong Accounting Standard (“HKAS”) 34, “Interim financial reporting”, issued by the Hong Kong Institute of Certified Public Accountants (the “HKICPA”). It was authorised for issuance on 20 April 2012. This unaudited interim financial report has been prepared in accordance with the same accounting policy adopted in the consolidated financial statements for the year ended 31 August 2011, except for the accounting policies set out in note 2. The preparation of unaudited interim financial report in conformity with IAS 34 and HKAS 34 requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses on a year to date basis. Actual results may differ from these estimates. This unaudited interim financial report contains condensed consolidated financial statements and selected explanatory notes. The notes include an explanation of events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since the consolidated financial statements for the year ended 31 August 2011. The condensed consolidated interim financial statements and notes thereon do not include all of the information required for full set of financial statements prepared in accordance with International Financial Reporting Standards (“IFRSs”) issued by the IASB and Hong Kong Financial Reporting Standards (“HKFRSs”) issued by the HKICPA. The financial information relating to the financial year ended 31 August 2011 that is included in the consolidated interim financial statements as being previously reported information does not constitute the Company’s statutory financial statements for that financial year but is derived from those financial statements. The statutory financial statements for the year ended 31 August 2011 are available at the Company’s registered office. The independent auditors have expressed an unqualified opinion on those financial statements in their report dated 8 November 2011. 2 Significant Accounting Policies The IASB has issued a number of amendments to IFRSs, which term collectively includes all applicable individual IFRSs, IASs and Interpretations, that are first effective or available for early adoption for the current accounting period of the Group. The equivalent amendments to HKFRSs, which term collectively includes all applicable individual HKFRSs, HKASs and Interpretations, consequently issued by the HKICPA as a result of these developments have the same effective date as those issued by the IASB and are in all material aspects identical to the pronouncements issued by the IASB. Of these, the following developments are relevant to the Group’s financial statements: – IAS/HKAS 24 (revised 2009), Related party disclosures – Improvements to IFRSs/HKFRSs (2010) The above developments relate primarily to clarification of certain disclosure requirements applicable to the Group’s financial statements. These developments have no material impact on the contents of these interim financial statements for the current or comparative periods. The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period. 20

Notes to Unaudited Interim Financial Report
(Expressed in Hong Kong dollars)

2 Significant Accounting Policies (continued)

Effective from 1 September 2011, the Group has changed its accounting policy with respect to the investment property. The Group now applies fair value model as the valuation model of its investment property, under which the investment property is stated in the balance sheet at fair value at the end of the reporting period. Any gain or loss arising from a change in fair value or from the retirement or disposal of an investment property is recognised in profit or loss. Prior to this change, cost model was applied and investment property was stated in the balance sheet at cost less accumulated depreciation and impairment loss, if any.

The change in accounting policy, which requires retrospective application, has no material impact to the Group's consolidated financial statements including the consolidated financial statements for the six months period ended 29 February 2012.

3 Turnover and Segment Information

The Group is principally engaged in the provision of international telecommunications services (IDD) and fixed telecommunications network (FTNS) services to customers in Hong Kong and Canada.

(a) Segment information

The Group has two reportable segments, as described below, which are the Group's strategic business units. The strategic business units offer different services, and are managed separately because they require different technology and marketing strategies. For each of the strategic business units, the chief operating decision-maker reviews internal management reports on a monthly basis. The following summary describes the operations in each of the Group's reporting segments:

- International telecommunications : provision of international long distance calls services
- Fixed telecommunications network : provision of dial up and broadband Internet access services, local voice-over-IP (VoIP) services, IP-TV services and corporate data services

The Group's inter-segment transactions mainly consist of provision of leased lines services. These transactions were entered into on similar terms as those contracted with third parties.

	Six months ended 29 February 2012			
	International telecommunications services HK$'000	Fixed telecommunications network services HK$'000	Elimination HK$'000	Group HK$'000
Turnover				
External sales	90,260	828,034	–	918,294
Inter-segment sales	599	7,038	(7,637)	–
Reportable segment turnover	90,859	835,072	(7,637)	918,294
Reportable segment profit (note 3(b))	18,849	140,921		159,770

City Telecom (H.K.) Limited Interim Report 2012 21

Notes to Unaudited Interim Financial Report
(Expressed in Hong Kong dollars)

3 Turnover and Segment Information (continued)

(a) Segment information (continued)

	Six months ended 28 February 2011			
	International telecommunications services HK$'000	Fixed telecommunications network services HK$'000	Elimination HK$'000	Group HK$'000
Turnover				
External sales	98,749	727,157	–	825,906
Inter-segment sales	2,840	7,625	(10,465)	–
Reportable segment turnover	101,589	734,782	(10,465)	825,906
Reportable segment profit (note 3(b))	37,319	156,895		194,214

	International telecommunications services HK$'000	Fixed telecommunications network services HK$'000	Group HK$'000
Reportable segment assets			
As at 29 February 2012	322,582	1,938,162	2,260,744
As at 31 August 2011	432,716	1,831,746	2,264,462

(b) Reconciliation of reportable segment profit or loss

	Six months ended	
	29 February 2012 HK$'000	28 February 2011 HK$'000
Segment results	**159,770**	194,214
Other income	**3,307**	3,210
Finance costs, net	**(1,478)**	247
Profit before taxation	**161,599**	197,671

22

Notes to Unaudited Interim Financial Report (Expressed in Hong Kong dollars) 4 Network Costs and Costs of Sales Network costs and costs of sales mainly include interconnection charges paid to local and overseas carriers, leased line rentals, program fees, costs of inventories sold and production costs for the IP-TV and multimedia production services, and do not include depreciation charge which is included in other operating expenses. The costs of inventories sold for the six months ended 29 February 2012 is HK$47,633,000 (For the six months ended 28 February 2011: HK$Nil). 5 Other Income, Net Six months ended 29 February 28 February 2012 2011 HK$’000 HK$’000 Interest income 2,198 1,317 Other income 1,665 1,183 Net exchange (loss)/gain (556) 710 3,307 3,210 6 Profit Before Taxation Profit before taxation is arrived at after charging and (crediting) the following: (a) Finance costs, net Six months ended 29 February 28 February 2012 2011 HK$’000 HK$’000 Interest element of finance leases 11 16 Interest on bank borrowings and other borrowing costs 2,300 3,447 Change in fair value of derivative financial instrument (833) (3,870) Amortisation of upfront costs on bank borrowings – 160 1,478 (247) (b) Other items Six months ended 29 February 28 February 2012 2011 HK$’000 HK$’000 Advertising and marketing expenses 189,178 163,921 Amortisation of deferred expenditure 18,626 18,181 Depreciation of fixed assets 120,303 105,492 Allowance for doubtful debts 6,727 7,431 Gain on disposal of fixed assets (2,199) (602) City Telecom (H.K.) Limited Interim Report 2012 23

Notes to Unaudited Interim Financial Report (Expressed in Hong Kong dollars) 7 Talent Costs Six months ended 29 February 28 February 2012 2011 HK$’000 HK$’000 Wages and salaries 276,549 244,784 Equity settled share-based transactions 1,627 2,362 Retirement benefit costs—defined contribution plans 25,651 21,795 303,827 268,941 Less: Talent costs capitalised as fixed assets (12,066) (10,343) 291,761 258,598 Talent costs include all compensation and benefits paid to and accrued for all individuals employed by the Group, including the directors of the Company. 8 Income Tax Expense The provision for Hong Kong Profits Tax and Corporate Income Tax of the People’s Republic of China are calculated at 16.5% and 15% of the estimated assessable profits derived from respective tax jurisdictions for the period ended 29 February 2012. The directors are of the opinion that a reliable estimate of annual effective tax rates for this interim period cannot be made in view of the launch of multimedia production business and the proposed disposal of the IDD Services and FTNS Service businesses (please refer to note 22). The Group expects its annual effective tax rates based on year-to-date actual tax calculations represented the best estimate of the annual effective tax rates. For the interim period ended 28 February 2011, the provisions for Hong Kong Profits Tax and Corporate Income Tax of the People’s Republic of China were calculated by applying the estimated annual effective tax rates that were expected to be applicable in the relevant jurisdictions. The amount of income tax expense in the consolidated income statement represents: Six months ended 29 February 28 February 2012 2011 HK$’000 HK$’000 Current taxation – Hong Kong profits tax – Provision for interim period 498 – – Overseas taxation – Provision for interim period 1,786 1,721 – Special tax credit received in respect of prior year – (845) Deferred taxation relating to the origination and reversal of temporary differences 24,638 29,183 Income tax expense 26,922 30,059 24

Notes to Unaudited Interim Financial Report (Expressed in Hong Kong dollars) 9 Dividends (a) Dividends attributable to the interim period Six months ended 29 February 28 February 2012 2011 HK$’000 HK$’000 Interim dividend declared and paid after the interim period end of HK15 cents per ordinary share (28 February 2011: HK15 cents per ordinary share) 115,962 115,277 At a board meeting held on 20 April 2012, the Directors of the Company have recommended to pay an interim dividend of HK15 cents per ordinary share in cash for the six months ended 29 February 2012 (six months ended 28 February 2011: HK15 cents per ordinary share). The interim dividend will be distributed on or about 31 May 2012 to shareholders whose names appear on the register of members of the Company as at the close of business on 18 May 2012. The interim dividend has not been recognised as a liability on 29 February 2012. (b) Dividends attributable to the previous financial year, approved and paid during the interim period Six months ended 29 February 28 February 2012 2011 HK$’000 HK$’000 Final dividend in respect of the financial year ended 31 August 2011, approved and paid during the following interim period, of HK15 cents per ordinary share (six months ended 28 February 2011: HK13.5 cents per ordinary share) 115,901 103,735 10 Earnings Per Share Six months ended 29 February 28 February 2012 2011 HK$’000 HK$’000 Profit attributable to equity shareholders of the Company 135,468 167,612 City Telecom (H.K.) Limited Interim Report 2012 25

Notes to Unaudited Interim Financial Report (Expressed in Hong Kong dollars) 10 Earnings Per Share (continued) Weighted average number of ordinary shares Six months ended 29 February 28 February 2012 2011 Number of Number of shares shares ’000 ’000 Issued ordinary shares at the beginning of the period 771,912 764,997 Effect of share options exercised 624 2,012 Weighted average number of ordinary shares at the end of the period (basic) 772,536 767,009 Incremental shares from assumed exercise of share options 18,230 25,877 Weighted average number of ordinary shares at the end of the period (diluted) 790,766 792,886 Basic earnings per share HK17.5 cents HK21.9 cents Diluted earnings per share HK17.1 cents HK21.1 cents 11 Fixed Assets At At 29 February 31 August 2012 2011 HK$’000 HK$’000 At the beginning of the period/year 1,642,701 1,431,813 Additions 226,753 449,196 Disposal (Note) (15,106) (21,170) Depreciation charge (120,303) (218,197) Exchange adjustments 9 1,059 At the end of the period/year 1,734,054 1,642,701 Note: For the six months ended 29 February 2012, the Group disposed of certain fixed assets of carrying amount of HK$15,106,000 (For the year ended 31 August 2011: HK$21,170,000), the proceeds from sale of fixed assets were HK$17,305,000 (For the year ended 31 August 2011: HK$20,162,000), resulted in a gain on disposal of HK$2,199,000 (For the year ended 31 August 2011: loss on disposal of HK$1,008,000). 26

Notes to Unaudited Interim Financial Report (Expressed in Hong Kong dollars) 12 Accounts Receivable The aging analysis of the accounts receivable, based on date of billing, is analysed as follows: At At 29 February 31 August 2012 2011 HK$’000 HK$’000 Within 30 days 45,275 44,949 31 – 60 days 12,779 16,417 61 – 90 days 3,694 6,861 Over 90 days (Note) 8,401 10,302 70,149 78,529 Less: Allowance for doubtful debts (5,710) (6,530) 64,439 71,999 The majority of the Group’s accounts receivable are due within 30 days from the date of billings. Subscribers with receivable that are more than 3 months overdue are requested to settle all outstanding balance before further credit is granted. Note: The amounts over 90 days for the Group included receivables relating to mobile interconnection charges of HK$23,000 as at 29 February 2012 (31 August 2011: HK$23,000). 13 Accounts Payable The aging analysis of the accounts payable, based on date of billing, is analysed as follows: At At 29 February 31 August 2012 2011 HK$’000 HK$’000 Within 30 days 15,378 11,719 31 – 60 days 1,031 245 61 – 90 days 880 733 Over 90 days 3,131 4,722 20,420 17,419 City Telecom (H.K.) Limited Interim Report 2012 27

Notes to Unaudited Interim Financial Report
(Expressed in Hong Kong dollars)

14 Obligations Under Finance Leases

	At 29 February 2012 HK$'000	At 31 August 2011 HK$'000
Obligation under finance leases (Note)	339	393
Current portion of obligations under finance leases	(102)	(105)
	237	288

Note: The Group's finance lease liabilities were repayable as follows:

	At 29 February 2012			At 31 August 2011		
	Present value of the minimum lease payments HK$'000	Interest expense relating to future periods HK$'000	Total minimum lease payments HK$'000	Present value of the minimum lease payments HK$'000	Interest expense relating to future periods HK$'000	Total minimum lease payments HK$'000
Within 1 year	102	17	119	105	20	125
After 1 year but within 2 years	108	10	118	105	14	119
After 2 years but within 5 years	129	4	133	183	8	191
	237	14	251	288	22	310
	339	31	370	393	42	435

15 Derivative Financial Instrument

	At 29 February 2012 HK$'000	At 31 August 2011 HK$'000
Non-current liabilities		
Interest rate swap, at fair value through profit or loss	10,731	11,564

As at 29 February 2012 and 31 August 2011, the Group had a 5-year interest rate swap contract with a notional amount of HK$175,000,000 to hedge against interest rate risk. Under this arrangement, the Group will pay a fixed rate interest on the notional amount on a quarterly basis, and receive a floating interest rate at HIBOR rate. The contract is recognised initially at fair value and is remeasured at each balance sheet date.

The interest rate swap does not qualify for hedge accounting under IAS/HKAS 39, Financial instruments: Recognition and measurement, and therefore changes in its fair value is recognised immediately in profit or loss.

28

Notes to Unaudited Interim Financial Report (Expressed in Hong Kong dollars) 16 Deferred Taxation The movements of the net deferred tax (liabilities)/assets recognised in the consolidated balance sheet are as follows: At At 29 February 31 August 2012 2011 HK$’000 HK$’000 At the beginning of the period/year (111,138) (55,843) Deferred taxation charged to income statement – relating to the origination and reversal of temporary differences (24,638) (55,295) At the end of the period/year (135,776) (111,138) As at 29 February 2012, the Group has not recognised deferred tax assets in respect of unused tax losses of HK$8,582,000 (31 August 2011: HK$8,087,000) because it is not probable that future taxable profits can be generated to utilise the tax losses. The unrecognised tax losses carried forward from prior years will expire in the following periods: At At 29 February 31 August 2012 2011 HK$’000 HK$’000 After 5 years 2,337 2,412 No expiry date 6,245 5,675 8,582 8,087 The components of deferred tax assets and liabilities in the consolidated balance sheet and the related movements during the period/year are as follows: Tax losses At At 29 February 31 August 2012 2011 HK$’000 HK$’000 Deferred tax assets: At the beginning of the period/year 56,853 90,956 Charged to income statement (10,267) (34,110) Exchange differences (6) 7 At the end of the period/year 46,580 56,853 City Telecom (H.K.) Limited Interim Report 2012 29

Notes to Unaudited Interim Financial Report (Expressed in Hong Kong dollars) 16 Deferred Taxation (continued) Accelerated depreciation allowances At At 29 February 31 August 2012 2011 HK$’000 HK$’000 Deferred tax liabilities: At the beginning of the period/year (167,991) (146,799) Charged to income statement (14,371) (21,185) Exchange differences 6 (7) At the end of the period/year (182,356) (167,991) The following amounts, determined after appropriate offsetting, are shown in the consolidated balance sheet. At At 29 February 31 August 2012 2011 HK$’000 HK$’000 Deferred tax assets 3,395 –Deferred tax liabilities (139,171) (111,138) (135,776) (111,138) 17 Share Capital Number of shares Amount At At At At 29 February 31 August 29 February 31 August 2012 2011 2012 2011 HK$’000 HK$’000 Authorised: Ordinary shares of HK$0.10 each 2,000,000,000 2,000,000,000 200,000 200,000 Issued and fully paid: Ordinary shares of HK$0.10 each At the beginning of the period/year 771,911,853 764,997,344 77,191 76,500 Shares issued upon exercise of share options 1,171,030 6,914,509 117 691 At the end of the period/year 773,082,883 771,911,853 77,308 77,191 30

Notes to Unaudited Interim Financial Report
(Expressed in Hong Kong dollars)

17 Share Capital (continued)

The movement of outstanding share options granted in accordance 2002 Share Option Scheme during the period was as follows:

Date of grant	Exercise price per share HK$	Number of share options outstanding at 1 September 2011	Granted	Forfeited	Exercised	Number of share options outstanding at 29 February 2012
21 October 2004	1.5224	3,807,971	–	–	812,593	2,995,378
5 January 2005	1.5224	14,183,208	–	–	–	14,183,208
22 May 2006	0.6523	1,224,683	–	–	151,437	1,073,246
6 February 2008	1.7568	5,542,791	–	–	–	5,542,791
11 February 2008	1.8660	6,044,791	–	–	–	6,044,791
15 February 2008	1.7568	302,239	–	–	207,000	95,239
5 February 2010	4.2400	6,000,000	–	–	–	6,000,000
		37,105,683	–	–	1,171,030	35,934,653

18 Contingent Liabilities

	At 29 February 2012 HK$'000	At 31 August 2011 HK$'000
Bank guarantees provided to suppliers	2,130	1,330
Bank guarantee in lieu of payment of utility deposits	5,572	5,572
	7,702	6,902

As at 29 February 2012, HK$7,702,000 (31 August 2011: HK$6,902,000) of the HK$418,548,000 total banking and revolving loan facility (31 August 2011: HK$38,900,000 total banking facility and revolving loan facility) was utilised by the Company and its subsidiary.

City Telecom (H.K.) Limited Interim Report 2012 31

Notes to Unaudited Interim Financial Report (Expressed in Hong Kong dollars) 19 Commitments (a) Capital commitments At At 29 February 31 August 2012 2011 HK$’000 HK$’000 Purchase of telecommunications, computer and office equipment – contracted but not provided for 182,734 141,432 Construction of multimedia production and distribution centre – authorised but not provided for 493,562 600,000 – contracted but not provided for 94,298 – Others – contracted but not provided for – 5,000 (b) Commitments under operating leases The Group has future minimum lease payments under non-cancellable operating leases as follows: At At 29 February 31 August 2012 2011 HK$’000 HK$’000 Leases in respect of land and buildings which are payable: Within 1 year 28,586 27,679 After 1 year but within 5 years 17,243 20,642 45,829 48,321 Leases in respect of telecommunications facilities and computer equipment which are payable: Within 1 year 53,600 63,300 After 1 year but within 5 years 14,565 17,103 After 5 years 2,617 3,211 70,782 83,614 116,611 131,935 32

Notes to Unaudited Interim Financial Report (Expressed in Hong Kong dollars) 19 Commitments (continued) (c) Program fee and other production-related costs commitments The Group entered into several long-term agreements with program content providers for rights to use certain program contents and with certain production-related Talents for future production in the Group’s IP-TV, multimedia production business. Minimum amounts of program fees and other production-related costs to be paid by the Group are analysed as follows: At At 29 February 31 August 2012 2011 HK$’000 HK$’000 Program fee in respect of program rights and other production-related costs which are payable: Within 1 year 104,019 25,777 After 1 year but within 5 years 150,934 27,197 254,953 52,974 20 Material Related Party Transactions The Group entered into the following material related party transactions. Key management personnel remuneration Remuneration for key management personnel of the Group is as follows: Six months ended 29 February 28 February 2012 2011 HK$’000 HK$’000 Short-term employee benefits 24,802 21,630 Post-employment benefits 1,307 667 Equity compensation benefits 1,627 1,338 27,736 23,635 City Telecom (H.K.) Limited Interim Report 2012 33

Notes to Unaudited Interim Financial Report (Expressed in Hong Kong dollars) 21 Possible Impact of Amendments, New Standards and Interpretations Issued But Not Yet Effective for the Period Ended 29 February 2012 Up to the date of issue of these financial statements, the IASB/HKICPA has issued a number of amendments and five new standards which are not yet effective for the six months period ended 29 February 2012 and which have not been adopted in these financial statements. These include the following which may be relevant to the Group. Effective for accounting periods beginning on or after Amendments to IAS/HKAS 1, Presentation of financial statements – Presentation of items of other comprehensive income 1 July 2012 IAS/HKFRS 9, Financial instruments 1 January 2013 IAS/HKFRS 10, Consolidated financial statements 1 January 2013 IAS/HKFRS 12, Disclosure of interests in other entities 1 January 2013 IAS/HKFRS 13, Fair value measurement 1 January 2013 IAS/HKAS 27, Separate financial statements (2011) 1 January 2013 Revised IAS/HKAS 19, Employee benefits 1 January 2013 The Group is in the process of making an assessment of what the impact of these amendments is expected to be in the period of initial application. So far it has concluded that the adoption of them is unlikely to have a significant impact on the Group’s results of operations and financial position. 22 Non-Adjusting Events After the Reporting Period On 31 March 2012, the Group entered into a Sales and Purchase Agreement with a third party (the “Purchaser”) for the sales of the Group’s International Telecommunications Services and Fixed Telecommunications Network Service businesses (“Disposal Group”) (the “Proposed Transaction”). The cash consideration for this Proposed Transaction is HK$5,012 million on a cash-free, debt-free basis, as defined in the Sales and Purchase Agreement, which includes the payment in relation to the loans from the Company to the Disposal Group, plus the grant of Indefeasible Rights of Use (“IRUs”) by the Disposal Group in favour of the Company allowing the Company to use specified capacity of the network of the Disposal Group for a term of 20 years starting from the completion of the Proposed Transaction. The Proposed Transaction constitutes a very substantial disposal transaction as defined in the Main Board Listing Rules. 34

Other Information

Talent Remuneration

Including the directors of the Group, as at 29 February 2012, the Group had 3,018 permanent full-time Talent. The Group provides remuneration package consisting of basic salary, bonus and other benefits. Bonus payments are discretionary and dependent on both the Group's and individual performances. The Group also provides comprehensive medical insurance coverage, competitive retirement benefits schemes, Talent training programs and operates share option scheme.

Purchase, Sale or Redemption of Listed Securities

Neither the Company nor its subsidiaries has purchased, sold or redeemed any of the Company's listed securities during the period for the six months ended 29 February 2012.

Directors' Interests in Shares and Underlying Shares

As at 29 February 2012, the interests and short positions of the Company's Directors, chief executive and their associates in the shares and underlying shares of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")), as recorded in the register maintained by the Company required to be kept under Section 352 of the SFO or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") as set out in Appendix 10 of the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules") were as follows:

Long positions in ordinary shares and underlying shares of the Company

	Interest in shares						
Name of Director	Personal interests	Corporate interests	Family interests	Total interests in shares	Interests in underlying shares pursuant to share options	Aggregate interests	Approximate percentage interests in the Company's issued share capital Note (1)
Mr. Wong Wai Kay, Ricky	7,145,289	339,814,284 (Note 2(i))	–	346,959,573	8,091,604	355,051,177	45.93%
Mr. Cheung Chi Kin, Paul	19,361,820	24,924,339 (Note 2(ii))	–	44,286,159	6,091,604	50,377,763	6.52%
Mr. Yeung Chu Kwong, William	2,306,000	–		2,306,000	11,542,956	13,848,956	1.79%
Mr. Lai Ni Quiaque	2,022,899	–	10,392,506 (Note 3)	12,415,405	6,044,791	18,460,196	2.39%

Notes:

1. This percentage is based on 773,082,883 ordinary shares of the Company issued as at 29 February 2012.
2. The corporate interests of Mr. Wong Wai Kay, Ricky and Mr. Cheung Chi Kin, Paul arise through their respective interests in the following companies:
   (i) 339,814,284 shares are held by Top Group International Limited ("Top Group") which is 42.12% owned by Mr. Wong Wai Kay, Ricky; the interests of Top Group in the Company is also disclosed under the section "Substantial Shareholders" in this report.
   (ii) 24,924,339 shares are held by Worship Limited which is 50% owned by Mr. Cheung Chi Kin, Paul.
3. 10,392,506 shares are jointly owned by Mr. Lai Ni Quiaque and his spouse.

City Telecom (H.K.) Limited Interim Report 2012 35

Other Information Save as disclosed above, as at 29 February 2012, none of the Directors nor the chief executive (including their spouse and children under 18 years of age) of the Company had any interest or short positions in the shares, underlying shares and derivative to ordinary shares of the Company and its associated corporations (within the meaning of Part XV of the SFO) as recorded in the register required to be kept under Section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code. Share Option Scheme The Company operates a share option scheme (the “2002 Share Option Scheme”) which was adopted by shareholders of the Company on 23 December 2002 which the directors may, at their discretion, invite eligible participants to take up options to subscribe for shares subject to the terms and conditions stipulated therein. Details of the share options granted under the 2002 Share Option Scheme during the period for the six months ended 29 February 2012 were as follows: Closing price immediately Options before the Balance Options Options cancelled/ Balance date on as at granted exercised forfeited as at which the Date of Exercise 1 September during during during 29 February options were grant price 2011 the period Vesting period Exercise period the period the period 2012 granted HK$ HK$ (Note 7) (Note 6) (Note 1) (Note 7) Directors Mr. Wong Wai Kay, Ricky 5 January 2005 1.5224 8,091,604 – 5 January 2005 to 5 January 2005 to – – 8,091,604 1.53 31 December 2006 20 October 2014 Mr. Cheung Chi Kin, Paul 5 January 2005 1.5224 6,091,604 – 5 January 2005 to 5 January 2005 to – – 6,091,604 1.53 31 December 2006 20 October 2014 Mr. Yeung Chu Kwong, William 22 May 2006 0.6523 165 – 22 May 2006 to 22 May 2007 to – – 165 0.64 21 May 2009 21 May 2016 6 February 2008 1.7568 5,542,791 – (Note 2) (Note 2) – – 5,542,791 1.99 5 February 2010 4.2400 6,000,000 – (Note 3) (Note 3) – – 6,000,000 4.34 Mr. Lai Ni Quiaque 11 February 2008 1.8660 6,044,791 – (Note 4) (Note 4) – – 6,044,791 1.86 Talent under continuous employment contacts Talents 21 October 2004 1.5224 3,807,971 – 21 October 2004 to 1 January 2005 to (812,593) – 2,995,378 1.53 31 December 2006 20 October 2014 22 May 2006 0.6523 1,224,518 – 22 May 2006 to 22 May 2007 to (151,437) – 1,073,081 0.64 21 May 2009 21 May 2016 15 February 2008 1.7568 302,239 – (Note 5) (Note 5) (207,000) – 95,239 1.79 Total 37,105,683 – (1,171,030) – 35,934,653 36

Other Information Notes: 1. During the six month ended 29 February 2012, 1,171,030 share options were exercised and the weighted average closing price of shares of the Company at the dates of exercise was HK$4.17 per ordinary share. 2. The exercise of the share options is subject to certain conditions that must be achieved by the grantee. A modification to the expiry date of the options granted to the grantee was approved by shareholders of the Company on 21 December 2010 and the options shall be exercised not later than 5 February 2018. 3. The exercise of the share options is subject to certain conditions that must be achieved by the grantee. The options shall be exercised not later than 4 February 2020. 4. The exercise of the share options is subject to the performance of the Company’s shares and certain conditions that must be achieved by the grantee. A modification to the expiry date of the options granted to the grantee was approved by shareholders of the Company on 21 December 2010 and the options shall be exercise not later than 10 February 2018. 5. The exercise of the share options is subject to certain conditions that must be advanced by the grantee. The share options shall be exercised not later than 23 December 2012. 6. During the six month ended 29 February 2012, no share options were granted. 7. During the six month ended 29 February 2012, no share options were cancelled or forfeited. Substantial Shareholders At 29 February 2012, the interests or short positions of the persons, other than the directors or chief executive of the Company, in the shares and underlying shares of the Company as recorded in the register required to be kept under Section 336 of the SFO were as follows: Interests in shares in Percentage Name long positions interests (Note) Top Group International Limited 339,814,284 43.96% Jennison Associates LLC 62,123,760 8.04% Note: This percentage is based on 773,082,883 shares of the Company issued as at 29 February 2012. Save as disclosed above, as at 29 February 2012, the Company had not been notified of any persons (other than directors and chief executive of the Company) having any interest or short positions in the shares and underlying shares of the Company as recorded in the register required to be kept under Section 336 of the SFO. Compliance with Code on Corporate Governance Practices During the period for six months ended 29 February 2012, the Company has complied with the code provisions of the Code on Corporate Governance Practices as set out in Appendix 14 of the Listing Rules. Code of Conduct for Securities Transactions by Directors The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers contained in Appendix 10 to the Listing Rules as the code of conduct for securities transactions by directors of the Company (the “Company Code”). Having made specific enquiry of all directors of the Company, the Company confirmed that they have complied with the required standard as set out in the Company Code during the six months ended 29 February 2012. City Telecom (H.K.) Limited Interim Report 2012 37

Other Information Changes in Information of Directors Pursuant to Rule 13.51B(1) of the Listing Rules, the changes of information on Directors are as follows: (i) The Company has established its Nomination Committee on 27 February 2012 with written terms of reference. Mr. Peh Jefferson Tun Lu was appointed as chairman and Mr. Lee Hon Ying, John, Dr. Chan Kin Man and Dr. Cheng Mo Chi, Moses were appointed as member of the Nomination Committee. (ii) During the period for the six months ended 29 February 2012, the Executive Directors, Mr. Wong Wai Kay, Ricky, Mr. Cheung Chi Kin, Paul, Mr. Yeung Chu Kwong, William and Mr. Lai Ni Quiaque received discretionary performance bonuses in the amounts of HK$1,050,000, HK$1,050,000, HK$2,000,000 and HK$1,250,000 respectively. The basis of determining the Directors’ emoluments (including bonus payments) remained unchanged during the six months ended 29 February 2012. Review by Audit Committee The Audit Committee has reviewed and discussed with the management of the Company the unaudited interim results for the six months ended 29 February 2012. The Audit Committee comprises three Independent Non-executive Directors, namely Mr. Lee Hon Ying, John (the Chairman of the Audit Committee), Dr. Chan Kin Man and Mr. Peh Jefferson Tun Lu. Interim Dividend The Board has resolved to declare an interim dividend of HK15 cents per ordinary share in cash for the six months ended 29 February 2012 (six months ended 28 February 2011: HK15 cents per ordinary share) to shareholders of the Company whose names are recorded on the register of members of the Company as at 18 May 2012. Dividend warrants will be dispatched to shareholders of the Company on or around 31 May 2012. Closure of Register of Members The register of members of the Company will be closed from 16 May 2012 to 18 May 2012 (both days inclusive) during which period no transfers of shares would be effected. In order to qualify for the interim dividend, all transfer of shares together with the relevant share certificates must be lodged with the Company’s Share Registrar, Computershare Hong Kong Investor Services Limited at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong not later than 4:30 p.m. on 15 May 2012. By Order of the Board Wong Wai Kay, Ricky Chairman Hong Kong, 20 April 2012 38